                                 SCHEDULE 13D/A

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                           Davel Communications, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, par value $.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   238341 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)


              Joseph M. Paolucci, Equity Group Investments, L.L.C.,
       Two N. Riverside Plaza, Suite 600, Chicago, IL 60606 (312) 466-3885
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                  March 1, 2001
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 238341 10 1               13D/A                     PAGE 2 OF 11 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          EGI-DM Investments, L.L.C.
          FEIN # 36-4331312
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    -0-
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    1,773,800 (1)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    -0-
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    1,773,800 (1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,773,800 (1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.5% (2)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     OO
--------------------------------------------------------------------------------

(1) Includes 299,513 shares of Issuer common stock that are issuable to EGI-DM Investments, L.L.C. ("EGI-DM") upon the exercise of warrants.

(2) Calculated based upon 11,169,440 shares of Issuer common stock outstanding as of November 9, 2001, as reported in Issuer's Form 10-Q for the period ending September 30, 2001 and assuming the exercise of warrants to purchase 299,513 shares of Issuer common stock beneficially owned by EGI-DM.

CUSIP NO. 238341 10 1               13D/A                     PAGE 3 OF 11 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Samstock/SIT, L.L.C.
          FEIN # 36-6934126
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    -0-
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    1,773,800 (1)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    -0-
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    1,773,800 (1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,773,800 (1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.5% (2)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     OO
--------------------------------------------------------------------------------

(1) Includes 299,513 shares of Issuer common stock that are issuable to EGI-DM upon the exercise of warrants.

(2) Calculated based upon 11,169,440 shares of Issuer common stock outstanding as of November 9, 2001, as reported in Issuer's Form 10-Q for the period ending September 30, 2001 and assuming the exercise of warrants to purchase 299,513 shares of Issuer common stock beneficially owned by EGI-DM.

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CUSIP NO. 238341 10 1               13D/A                     PAGE 4 OF 11 PAGES


                  ONLY THOSE ITEMS AMENDED ARE REPORTED HEREIN.
              CAPITALIZED TERMS NOT OTHERWISE DEFINED HEREIN SHALL
             HAVE THE SAME MEANING AS THEY HAVE IN THE SCHEDULE 13D.

ITEM 2.   IDENTITY AND BACKGROUND

     Item 2 is hereby amended and restated in its entirety as follows:

     (a - c) This Schedule 13-D is being filed by EGI-DM Investments, L.L.C., a Delaware limited liability company ("EGI-DM") and Samstock/SIT, L.L.C., a Delaware limited liability company ("Samstock/SIT"), as the managing member of EGI-DM. As of March 1, 2001, Samstock/SIT is the sole member of EGI-DM. The sole member of Samstock/SIT is Sam Investment Trust, an Illinois trust ("SIT") formed for the benefit of Samuel Zell and members of his family. The sole trustee of SIT is Chai Trust Company, L.L.C., an Illinois limited liability company ("Chai").

     The officers and members of the Board of Directors of Chai and their principal occupations are as follows:

     Bert Cohen is a Director of Chai Trust. Mr. Cohen is also a semi-retired investor, whose residence is 181 North Carmelina Avenue, Los Angeles, California 90049.

     Kellie Zell is a Director of Chai Trust and also works as a homemaker.

     Donald J. Liebentritt is the President and a Director of Chai Trust. Mr. Liebentritt is also the President of Equity Group Investments ("EGI").

     Leah Zell Wanger is a Director of Chai Trust. Ms. Wanger also co-owner and co-manages Wanger Asset Management, the registered advisor for the Liberty Acorn Mutual Funds, whose business address is 227 West Monroe Street, Suite 300, Chicago, Illinois 60603.

     JoAnn Zell is a Director of Chai Trust. Ms. Zell is a physician.

     Matthew Zell is a Director of Chai Trust. Mr. Zell is also President of Prometheus Technologies, Inc., whose business address is Two North Riverside Plaza, Suite 600, Chicago, Illinois 60606.

     Robert M. Levin is a Senior Trust Officer of Chai Trust. Mr. Levin is also a partner in the law firm Levin & Schreder Ltd., whose business address is 120 North LaSalle Street, Suite 3800, Chicago, Illinois 60602.

     James Bunegar is Vice President, Chief Financial Officer, Assistant Trust Officer and Treasurer of Chai Trust. Mr. Bunegar is also the Vice President
     - Taxes of EGI.

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CUSIP NO. 238341 10 1               13D/A                     PAGE 5 OF 11 PAGES


     The executive officers of Samstock/SIT and their principal occupations are as follows:

     Samuel Zell - President; Chairman of the Board of Directors of EGI; William Pate - Vice President; Managing Director of EGI;
     Donald J. Liebentritt - Vice President; President of EGI; and Philip Tinkler - Treasurer; Vice President and Treasurer of EGI.

     The principal business of each of EGI-DM, Samstock/SIT, EGI and SIT is investments. Chai is a regulated trust company and manages trusts. The business address of EGI-DM, Samstock/SIT, EGI, SIT, and unless otherwise specified, the executive officers and directors named above, is Two North Riverside Plaza, Chicago, Illinois 60606.

     (d) and (e) None of EGI-DM, Samstock/SIT or to the knowledge of each of EGI-DM or Samstock/SIT, none of SIT or Chai or their respective executive officers or directors has, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     (f) All of the executive officers and directors of EGI-DM, Samstock/SIT and Chai are citizens of the United States.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 3 is amended hereby to add the following:

     As of March 1, 2001, Samstock/SIT owned 100% of the membership interests in EGI-DM. Samstock/SIT, as the sole and managing member of EGI-DM, has the power to direct the vote and disposition of the securities of the Issuer held by EGI-DM. The funds used by Samstock/SIT to purchase membership interests in EGI-DM from Mrs. Rosenberg and Mr. Dammeyer in the amount of $1.00 came from working capital.

ITEM 4.   PURPOSE OF THE TRANSACTION

     Item 4 is hereby amended in its entirety as follows:

     EGI-DM purchased the securities of the Issuer covered hereby on November 24, 1999 from Samstock for investment purposes. Samstock/SIT purchased membership interests in EGI-DM, which beneficially owns the securities of the Issuer covered hereby, on March 1, 2001, from Sheli Z. Rosenberg and Rod F. Dammeyer, two former key members of EGI's executive management. In connection with the purchase of the membership interests in EGI-DM held by Mrs. Rosenberg and Mr. Dammeyer, they were released from their pro-rata portion of the obligations of EGI-DM to repay a loan from Alpha/ZFT General Partnership, an Illinois general partnership ("Alpha/ZFT"), in the principal amount of $5,800,000, which was obtained in connection with the purchase of the securities of the Issuer. The two partners of Alpha/ZFT are Alphabet Partners and ZFT Partnership. The partners of Alphabet Partners and ZFT Partnership are various trusts formed for the benefit of Samuel Zell and members of his family. The loan from Alpha/ZFT was evidenced by a secured promissory note that matures on September 30, 2003

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CUSIP NO. 238341 10 1               13D/A                     PAGE 6 OF 11 PAGES


and bears interest at 6.25% per annum, payable monthly. Payment of the note is secured by a pledge of the securities of the Issuer that were purchased by EGI-DM with the proceeds of the loan.

     EGI-DM's interest in Issuer's securities covered hereby did not change in connection with the transactions described herein.

     At the time the sale by Samstock to EGI-DM was completed, Samstock was a party to an Investment Agreement and a Shareholders Agreement, which are described below. In connection with EGI-DM's purchase of such securities, (i) Samstock assigned to EGI-DM all of Samstock's rights in and obligations under the Investment Agreement and the Shareholders Agreement, and EGI-DM assumed all of such rights and obligations, and (ii) EGI-DM executed a Joinder Agreement agreeing to become a party to and to be bound by the Investment Agreement and the Shareholders Agreement. In the description below, all references contained in the agreements to Samstock have been changed to EGI-DM, as appropriate, to reflect this assignment and assumption.

     INVESTMENT AGREEMENT. Issuer, EGI-DM, David R. Hill and, solely for the purposes of consenting to the amendment and restatement of a previous investment agreement, Davel Communications Group, Inc. ("Old Davel") have entered into an Investment Agreement dated April 19, 1999 (the "Investment Agreement").

     The Investment Agreement also provides that if, for any reason, (x) any person designated by EGI-DM or Mr. Hill as a director of the Issuer pursuant to the Investment Agreement is not nominated by the Issuer's Board of Directors for election to the Issuer's Board of Directors or the Issuer's Board of Directors does not recommend such person to serve as a director of the Issuer, or (y) the Issuer's Board of Directors shall change the size of such Board from eight directors (or seven directors after such time as Justin Maccarone no longer serves as a director) at such time as EGI-DM is entitled to designate two directors of the Issuer's Board of Directors or Mr. Hill is entitled to designate three directors of the Issuers' Board of Directors, each in accordance with the provisions of the Investment Agreement, then, upon the happening of such event, all of the provisions of Article III of the Investment Agreement (which includes the provisions described in the foregoing paragraph) shall lapse and no longer be of any force or effect (provided, however, that the obligations of a party under Article III of the Investment Agreement shall not lapse and cease to be of any force or effect with respect to either the Investor Group or the Shareholder Group if any of its respective members shall have breached any provision of the Investment Agreement and as a result thereof, one of the events described in clause (x) or (y) above shall have occurred). The Investment Agreement also provides that prior to such time as Investors no longer has any rights to designate two directors of the Issuer, the Investor Group shall not solicit, encourage, enter into substantive discussions or negotiations with respect to, or effect any acquisition of any entity the principal business of which is the operation of a network of payphones or of any material amount of assets of any such entity; provided, however, that (i) the Investor Group may solicit, encourage or enter into discussions or negotiations of which the Issuer is generally aware with respect to any such acquisition with the intent of effecting such acquisition through the Issuer, and (ii) the Investor Group shall not be prohibited from purchasing and owning equity securities of any such entity so long as such

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CUSIP NO. 238341 10 1               13D/A                     PAGE 7 OF 11 PAGES


securities in the aggregate represent no more than five percent of the outstanding equity securities of such entity.

     In addition, pursuant to the Investment Agreement (i) so long EGI-DM, together with any other members of the Investor Group, owns at least 10% of the Combined Voting Power of all Company Voting Securities, EGI-DM shall have the right to designate two directors of the Issuer, (ii) so long as Mr. Hill, together with any other members of the Shareholder Group, owns at least 10% of the Combined Voting Power of all Company Voting Securities, Mr. Hill shall have the right to designate three directors of the Issuer, (iii) EGI-DM and Mr. Hill shall jointly designate the two persons to be elected as Independent Directors (as defined in the Investment Agreement), (iv) so long as EGI-DM is entitled to designate two directors of the Issuer's Board of Directors or Mr. Hill is entitled to designate three directors of the Issuer's Board of Directors, each in accordance with the terms of the Investment Agreement, none of EGI-DM, Mr. Hill or the Issuer shall take any action to decrease the size of such Board to less than eight directors or to increase the size of such Board to more than eight directors and (v) the Issuer has granted to EGI-DM the right to require the registration under the Securities Act of 1933, as amended, of the shares of Common Stock acquired by EGI-DM.

     Mr. Donald Liebentritt and Mr. William Pate are members of the Issuer's Board of Directors. Messrs. Liebentritt and Pate serve on the Issuer's Board of Directors as designees of EGI-DM.

     SHAREHOLDERS AGREEMENT. Samstock, David R. Hill and, solely for the purpose of Section 2(a), 2(b), 3, 4, 6 and 8 through 19 thereof, the Issuer and, solely for purposes of consenting to the amendment and restatement of a previous shareholder agreement, Old Davel, have entered into a Shareholders Agreement dated December 22, 1998 (the "Shareholders Agreement"). On November 24, 1999, Samstock assigned and transferred to EGI-DM all of Samstock's rights and interests in the Shareholders Agreement. Pursuant to the Shareholders Agreement,
(i) EGI-DM and Mr. Hill have each granted, first to the other and then to the Issuer, certain rights of first offer with respect to dispositions of shares of Common Stock beneficially owned by them, (ii) EGI-DM and Mr. Hill have granted to each other certain co-sale rights with respect to certain sales by them of Common Stock, (iii) so long as Mr. Hill is entitled to designate directors of the Issuer in accordance with the Investment Agreement, EGI-DM shall vote all Company Voting Securities owned of record by EGI-DM or with respect to which EGI-DM has voting control in favor of the election of Mr. Hill's nominees to the Issuer's Board of Directors and the Independent Director nominees chosen in accordance with the terms of the Investment Agreement and (v) so long as EGI-DM is entitled to designate directors of the Issuer in accordance with the Investment Agreement, Mr. Hill shall vote all Company Voting Securities owned of record by Mr. Hill or with respect to which Mr. Hill has voting control in favor of the election of EGI-DM's nominees to the Issuer's Board of Directors and the Independent Director nominees chosen in accordance with the terms of the Investment Agreement.

     The Investment Agreement and the Shareholders Agreement have been previously filed as exhibits 1 and 2 to Schedule 13D and are incorporated herein by reference. The descriptions of such agreements contained in this Schedule 13D are qualified in their entireties by reference to such exhibits.

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CUSIP NO. 238341 10 1               13D/A                     PAGE 8 OF 11 PAGES


     Subject to the terms of the Investment Agreement and the Shareholders Agreement, EGI-DM reserves the right to sell or otherwise dispose of some or all of the shares of Common Stock beneficially owned by it in the open market, in privately negotiated transactions, through derivative transactions or otherwise, or to acquire additional shares of Common Stock, in the open market, in privately negotiated transactions or otherwise, in each case, depending upon market conditions and other factors.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     Item 5 is hereby amended as follows:

     (a) EGI-DM beneficially owns an aggregate of 1,773,800 shares of Common Stock of the Issuer (including 299,513 shares of Common Stock issuable to EGI-DM upon the exercise of warrants) representing approximately 15.5% of the outstanding shares of Common Stock. The ownership percentages set forth herein are based upon and assume that there are 11,169,440 shares of Common Stock of the Issuer outstanding, which is the number reported by the Issuer in its Quarterly Report on Form 10-Q for the period ending September 30, 2001, as filed with the Securities and Exchange Commission and that the warrants to purchase 299,513 shares of Common Stock are exercised. Following the purchase of Mrs. Rosenberg's and Mr. Dammeyer's membership interests in EGI-DM, Samstock/SIT became the sole member of EGI-DM.

     In addition to the shares of Common Stock and warrants owned by EGI-DM, the following individuals also own securities of the Issuer, in their personal capacities: Mr. Pate is the beneficial owner of options to purchase 12,000 shares of Common Stock for $0.0781 per share, which options currently are exercisable, and Mr. Liebentritt beneficially owns 1,071 shares of Common Stock, options to purchase 12,000 shares of Common Stock for $0.0781 per share, which options currently are exercisable and warrants to purchase 231 shares of Common Stock from David S. Hill for $32.00 per share.

     (b) EGI-DM, and Samstock/SIT, as the sole member of EGI-DM, have the power to vote or to direct the vote of, and the power to dispose or to direct the disposition of 1,773,800 shares of Common Stock (assuming the exercise of warrants to purchase 299,513 shares of Common Stock). Mr. Liebentritt has the sole power to vote or to direct the vote of, and the sole power to dispose or to direct the disposition of, the 13,071 shares of Common Stock (assuming the exercise of options to purchase 12,000 shares of Common Stock) and the warrants to purchase 231 shares of Common Stock owned by him. Mr. Pate has the sole power to vote or to direct the vote of, and the sole power to dispose or to direct the disposition of, 12,000 shares of Common Stock (assuming the exercise of options to purchase 12,000 shares of Common Stock).

     (c) During the last sixty days, the only transactions in the Common Stock effected by EGI-DM and Samstock/SIT, or to the best knowledge of EGI-DM and Samstock/SIT, by Chai, SIT or any of the persons listed in Section (a) above, were the transactions occurring on March 1, 2001, as described in Item 3 hereof.

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CUSIP NO. 238341 10 1               13D/A                     PAGE 9 OF 11 PAGES


ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS

     Exhibit 1 Investment Agreement dated April 19, 1999 among Davel Communications, Inc., Samstock, L.L.C., EGI-Davel Investors, L.L.C., David R. Hill and, solely for purposes of consenting to the amendment and restatement of an Investment Agreement dated December 22, 1998, Davel Communications Group, Inc.*

     Exhibit 2 Shareholders Agreement dated December 22, 1998 by and among Samstock, L.L.C., EGI - Davel Investors, L.L.C., David R. Hill and, solely for purposes of Sections 2(a), 2(b), 3, 4, 6 and 8 through 19 thereof, Davel Communications, Inc. and, solely for purposes of the amendment and restatement of a Shareholders Agreement dated June 29, 1998, Davel Communications Group, Inc.*

     Exhibit 3 Form of Warrant to Purchase Shares of Common Stock from Davel Communications, Inc.*

     Exhibit 4 Form of Warrant to Purchase Shares of Common Stock from an "Executive"*

     Exhibit 5 Stock Purchase and Sale Agreement between Samstock/SIT and each of Sheli Z. Rosenberg and Rod F. Dammeyer dated as of March 1, 2001**

------------------------

*    Previously filed
**   Filed herewith


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CUSIP NO. 238341 10 1               13D/A                    PAGE 10 OF 11 PAGES


                                   SIGNATURES

                              --------------------

After reasonable inquiry, and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED: December 3, 2001.                EGI-DM INVESTMENTS, L.L.C.,
                                        a Delaware limited liability company

                                        By: Samstock/SIT, L.L.C. its managing
                                        member

                                        /s/ Donald J. Liebentritt
                                        ----------------------------------------
                                        By:  Donald J. Liebentritt,
                                        Its: Vice President



                                        SAMSTOCK/SIT, L.L.C.,
                                        a Delaware limited liability company


                                        /s/ Donald J. Liebentritt
                                        ----------------------------------------
                                        By:  Donald J. Liebentritt,
                                        Its: Vice President


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CUSIP NO. 238341 10 1               13D/A                    PAGE 11 OF 11 PAGES


                                  EXHIBIT INDEX

     EXHIBIT                                                             PAGE
     NUMBER                        DESCRIPTION                          NUMBER
     -------                       -----------                          ------


       5            Stock Purchase and Sale Agreement between
                    Samstock/SIT and each of Sheli Z. Rosenberg and Rod F. Dammeyer dated as of March 1, 2001